

Mail Stop 3561

January 11, 2016

Todd E. Macomber
Chief Financial Officer
Radiant Logistics, Inc.
405 114th Avenue S.E.
Bellevue, Washington 98004

> **Re: Radiant Logistics, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 28, 2015**
> **File No. 001-35392**

Dear Mr. Macomber:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Pro Forma Information, page 33

1.　　We note your disclosure that the pro forma results disclosed reflect a consolidation of the historical results of operations of the Company and are adjusted to include the historical results of On Time, Wheels and SBA, as if you had acquired all of them as of July 1, 2013. Please note that Rule 11-02(c)(2)(i) ordinarily prohibits the disclosure of pro forma information for annual periods prior to the most recent fiscal year end. However, in light of the fact that you filed pro forma financial information for the year ended June 30, 2014 in a Form 8-K on April 27, 2015 to reflect the Wheels acquisition, your MD&A discussion of the pro forma results of operations for fiscal 2015 may be compared to the pro forma financial information for fiscal 2014 previously filed via the Form 8-K, which reflects only the Wheels acquisition.   Also, all adjustments made to the pro forma amounts should be disclosed and discussed within MD&A. In this regard we note that in addition to depreciation and amortization pro forma adjustments, it appears there may be some adjustments to interest income and expense. Please revise accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please revise to include the city and state of the independent registered public accounting firm in the accountant's report. Reference is made to Rule 2-02(a) of Regulation S-X.

Financial Statements

Note 13. Operating and Geographic Segment Information, page F-27

3.   Please expand the first table to also provide a reconciliation of the total income from operations to the amount of consolidated income before income taxes as reported on the face of the statements of operations and comprehensive income. Reference is made to ASC 280-10-50-30(b). This comment is also applicable to your September 30, 2015 Quarterly Report on Form 10-Q, pursuant to ASC 280-10-50-32(f).

4.   Please expand the table of geographic revenues to also include the amount of long-lived assets located in the United States and those in other countries. To the extent long-lived assets are within Canada and are material as a result of the Wheels acquisition, please separately disclose this information. Reference is made to ASC 280-10-50-41(b).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure